Mail Stop 3561

March 30, 2010

Via Fax & U.S. Mail

Mr. John A. Olin
Chief Financial Officer
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

> **Re:** **Harley-Davidson, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 23, 2010**
> **File No. 001-09183**

Dear Mr. Olin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(414) 343-4990